EXHIBIT 4.192

AMENDMENT TO THE QUOTA PLEDGE AGREEMENT
Among
The Bank of New York Mellon
as Collateral Agent for the benefit of the Secured Parties under the First Lien Intercreditor
Agreement
SIG Euro Holding AG & Co. KGaA
and
SIG Beverages Germany GmbH
as Grantors
and
SIG Beverages Brasil Ltda.
as the Company

Dated as of
May 4, 2010

AMENDMENT TO THE QUOTA PLEDGE AGREEMENT
This Amendment to the Quota Pledge Agreement (the “Amendment”) is made as of May 4, 2010 by and among:
     (a) SIG Euro Holding AG & Co. KGaA, a company, duly organized and existing in accordance with the laws of Germany, with its registered office at Rurstraße 58, 52441 Linnich, Germany, registered with the Commercial Register of the Local Court Düren under HR B 5754, herein duly represented in accordance with its Charter Documents (together with its successors and permitted assignees, “SIG Euro”);
     (b) SIG Beverages Germany GmbH, a company duly incorporated and existing under the laws of Germany, with its head office at Weilheimer Strasse 5, 79761 Wadshut Tiengen, Germany, registered with the Commercial Register of the Local Court Freiburg i. Br. under HR B 702482, herein duly represented in accordance with its Charter Documents, “SIG Beverages Germany” and together with SIG Euro, the “Grantors”);
     (c) The Bank of New York Mellon, a financial institution duly organized and existing under the laws of the State of New York, with its registered office at, One Wall Street, New York, New York, enrolled with the Brazilian Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under nº 09.214.177/0001-65, acting exclusively in the capacity as collateral agent of and for the benefit of the Secured Parties under the First Lien Intercreditor Agreement (together with its successors and permitted assignees in such capacity, “Collateral Agent”); and
     (d) SIG Beverages Brasil Ltda., a limited liability company duly organized and existing in accordance with the laws of Brazil, with its registered office in the City of São Paulo, State of São Paulo, at Rua Chedid Jafet, nº 222, Torre B, conjunto 42 — A, of Edifício Millenium Office Park, Vila Olímpia, CEP 04551-065, enrolled with the Brazilian Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under nº 57.866.238/0001-11 (the “Company”).
     WHEREAS, on March 30, 2010, the parties hereto entered into the Quota Pledge Agreement (the “Pledge Agreement”);
     WHEREAS, the following document (“Additional Document”) was entered into on the dates, and by and among the parties, described below:
     Amendment No. 2 and Incremental Term Loan Assumption Agreement dated on or about the date of this Amendment, entered into by and among, including others, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG (formerly known as Credit Suisse), as administrative agent for the Lenders, related to the Credit Agreement dated as of November 5, 2009, as amended by Amendment No. 1 dated as of January 21, 2010.

     WHEREAS, the parties recognize and agree that the security interest created under the Pledge Agreement shall extend to secure the obligations created under the Additional Document (“Additional Covered Obligations”).
     NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants contained herein, the parties hereto agree as follows:
     1. Defined Terms. Capitalized terms used and not otherwise defined in this Amendment are used herein and in any notice given under this Amendment with the same meanings ascribed to such terms in the Pledge Agreement and in the First Lien Intercreditor Agreement, as applicable. All terms defined in this Amendment shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.
     2. Amendment. The parties hereto agree to amend the description of the Secured Obligations contained in Schedule A-I of the Pledge Agreement in order to adjust such description to the Additional Covered Obligations. Accordingly, the parties hereto amend Schedule A-I of the Pledge Agreement, which shall be in force and effect as of the date hereof with the following language:
“Description of the Secured Obligations under the Loan Documents
A) All obligations owed to the Secured Parties now existing or hereafter arising, direct or indirect, absolute or contingent, due or to become due, under the Loan Documents, including (and without limitation):
(i)	a senior secured U.S. term loan facility in an aggregate principal amount not in excess of US$1,035,000,000 with an interest rate equivalent to the Applicable Margin plus (a) (i) the greater of 2.00% per annum and (ii) (x) the product of the LIBO Rate in effect for such Interest Period and (y) Statutory Reserves or (b) the Alternate Base Rate; which shall be repaid in full on May 5, 2016 (subject to prepayment and acceleration provisions);
(ii)	a senior secured European term loan facility in an aggregate principal amount of approximately €250,000,000 with an interest rate equivalent to the Applicable Margin plus (a) (i) the greater of 2.00% per annum and (ii) (x) the EURIBO Rate in effect for such Interest Period plus (y) Mandatory Cost or (b) the Foreign Base Rate; which shall be repaid in full on November 5, 2015 (subject to prepayment and acceleration provisions);
(iii)	a senior secured U.S. revolving loan facility in an aggregate principal amount of approximately US$120,000,000, which principal amounts include sub-limits for letter of credit facilities, and which have an interest rate equivalent to the Applicable Margin plus (a) (i) the greater of 2.00% per annum and (ii) (x) the product of the LIBO Rate in effect for such Interest Period and (y) Statutory Reserves or (b) the Alternate Base Rate; which shall be repaid in full on November 5, 2014 (subject to prepayment and acceleration provisions);
(iv)	a senior secured European revolving loan facility in an aggregate principal amount of approximately €80,000,000, which principal amounts include sub-limits for letter of credit facilities, and which have an interest rate equivalent to the Applicable Margin plus (a) (i) the greater of 2.00% per annum and (ii) (x) the EURIBO Rate in effect for such Interest Period plus (y) Mandatory Cost or (b) the Foreign Base Rate; which shall be repaid in full on November 5, 2014 (subject to prepayment and acceleration provisions); and
(v)	incremental loan facilities in a principal amount up to US$1,550,000,000 with an interest rate equivalent, as applicable, to the rates described in clauses (i) through (iv) above, except as otherwise set forth in the Credit Agreement or in the applicable Incremental Assumption Agreement, which shall be repaid in full as set forth in the relevant Incremental Assumption Agreement.
B) all other obligations, advances, debts and liabilities owed to the Credit Agreement’s Secured Parties, including indemnities, fees and interest incurred under, arising out of or in connection with the Credit Agreement.
Definitions
     For the purpose of this item “I” of this Schedule A all capitalized terms used and not otherwise defined in this Agreement shall have the meaning ascribed to such terms in the Credit Agreement.”
     3. Registration of this Amendment. The Grantor, at its expense, shall within 20 (twenty) days from the execution date of this Amendment, (i) cause the signature of the parties who have signed this Amendment outside Brazil to be notarized by a public notary and consularized at the local Brazil consulate, (ii) cause this Amendment to be translated into Portuguese by a sworn translator (tradutor público juramentado), and (iii) have this Amendment, together with its sworn translation (tradução juramentada) into Portuguese, annotated at the margin of the registration of the Pledge Agreement with the competent Registry of Deeds and Documents (Cartório de Registro de Títulos e Documentos) in Brazil pursuant to Article 128 of Law No. 6,015 of December 31, 1973. The Grantor shall, promptly after such registration deliver to the Collateral Agent evidence of such registration in form and substance satisfactory to the Collateral Agent. All expenses incurred in connection with such registrations shall be borne by the Grantor.

Notwithstanding the foregoing, the Collateral Agent, at its sole discretion, may decide to undertake any of the registrations, translations, filings and other formalities described herein if Grantor fails to do so, whereupon the Grantor shall reimburse the Collateral Agent promptly of any and all costs and expenses incurred by it related to such registrations, translations, filings and other formalities in accordance with the provisions of the Principal Finance Documents.
     4. Effectiveness of the Pledge Agreement. All the provisions of the Pledge Agreement not expressly amended as a result of this Amendment shall remain in full force and effect.
     5. Security Document. The Parties agree that this Amendment shall be deemed a “Security Document” for the purposes of and as defined in the First Lien Intercreditor Agreement (and for no other purpose) and that, accordingly, all rights, duties, privileges, protections and benefits of the Collateral Agent set forth in the First Lien Intercreditor Agreement are hereby incorporated by reference.
     6. Governing Law; Jurisdiction. This Amendment shall be governed by and construed and interpreted in accordance with the laws of Brazil. The parties irrevocably submit to the jurisdiction of the courts sitting in the City of São Paulo, State of São Paulo, Brazil, any action or proceeding to resolve any dispute or controversy related to or arising from this Amendment and the parties irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such courts, with the express waiver of the jurisdiction of any other court, however privileged it may be.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed in the presence of the undersigned witnesses.
SIG Euro Holding AG & Co. KGaA

By:	/s/ Edimara Iansen Wieczorek Edimara Iansen Wieczorek
Title: attorney-in-fact

SIG Beverages Germany GmbH

By:	/s/ Edimara Iansen Wieczorek

Edimara Iansen Wieczorek
Title: attorney-in-fact

SIG Beverages Brasil Ltda.

By:	/s/ Félix Colas Morea

Félix Colas Morea
Title: officer

The Bank of New York Mellon as Collateral Agent acting as agent of and for the benefit of the Secured Parties

By:	/s/ Marcos Canecchio Ribeiro

Marcos Canecchio Ribeiro
Title: attorney-in-fact

WITNESSES:

	/s/ Maria Antonietah Padula Name: Maria Antonietah Padula	/s/ Cristiane Parladore Name: Cristiane Parladore
	ID: 18476393	ID: 16.490.382